SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 7 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 15, 2013 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 13, 2014, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3675 (EUR 0.7313 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2013 through February 2014 (through February 7, 2014), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2013	1.3606	1.3357
December 2013	1.3816	1.3552
January 2014	1.3682	1.3500
February 2014 (through February 7, 2014)	1.3614	1.3507

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2013

The following information is primarily derived from KfW’s press release and related press conference of February 12, 2014 announcing selected preliminary results for the full year ended December 31, 2013. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for 2013 in April 2014.

As of December 31, 2013, KfW’s consolidated total assets amounted to EUR 464.8 billion, a decrease of 8.8% or EUR 44.7 billion, compared to EUR 509.4 billion1 as of December 31, 2012. KfW’s consolidated volume of business (which includes total assets1 and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) decreased by 6.8%, or EUR 39.9 billion, to EUR 545.4 billion as of December 31, 2013.

KfW expects its group operating result before valuation for 2013 to be in line with its positive financial performance for the first three quarters of 2013. The group’s operating result before valuation is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, and (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss.

KfW expects to post full-year consolidated results for 2013 that are in line with its positive financial performance for the first three quarters of 2013.

1	In order to be presented on a comparable basis, the figure for total assets as of December 31, 2012, herein has been adjusted by EUR 2.2 billion to reflect the effects resulting from the adjustment to KfW’s accounting policies described under “—Other Recent Developments—Adjustment to Accounting Policies” and from the implementation of IAS19R.

Promotional Business Volume

As part of its internal modernization process, KfW realigned its domestic business sectors in 2013. KfW Privatkundenbank, KfW Kommunalbank and certain activities of KfW’s capital markets business sector were merged into a single business sector, referred to as Municipal and private client bank / credit institutions (Kommunal- und Privatkundenbank/Kreditinstitute).

The following table sets forth a breakdown of commitments by business sector for 2013 as compared with 2012. Commitment figures for 2012 have been adjusted to reflect the organizational change and deviate from the amounts previously disclosed.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,
	2013 (1)	2012
	(EUR in millions)
Mittelstandsbank (SME bank)	22,640	24,070
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	28,911	29,291
Capital markets	651	825
Export and project finance (KfW IPEX-Bank)	13,736	13,429
Promotion of developing and transition countries	6,718	6,244
of which KfW Entwicklungsbank	5,268	4,916
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,450	1,328

Total promotional business volume (2) (3)	72,462	73,420

(1)	Preliminary and unaudited

(2)	Total promotional business volume for 2013 has been adjusted for commitments of EUR 193 million compared to EUR 440 million for 2012, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

In 2013, KfW’s total promotional business volume decreased to EUR 72.5 billion from EUR 73.4 in 2012. This decrease was mainly attributable to a decrease in commitments of KfW’s business sector Mittelstandsbank.

Commitments in KfW’s business sector Mittelstandsbank decreased to EUR 22.6 billion in 2013 from EUR 24.1 billion in 2012. This decrease was mainly attributable to decreased commitments under Mittelstandsbank’s environmental investment programs. These commitments were negatively influenced by reduced public feed-in tariffs (Einspeisevergütung) for electrical energy generated from photovoltaic systems, which rendered investments in such systems financially less attractive. This development, in turn, led to reduced loan applications relating to installations of new photovoltaic systems.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute decreased to EUR 28.9 billion in 2013 from EUR 29.3 billion in 2012. This decrease was mainly attributable to a decrease in commitments for global funding facilities to Landesförderinstitute, which was only partly offset by an increase in commitments in Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment, education and municipal infrastructure programs.

Commitments in KfW’s capital markets business sector decreased to EUR 651 million in 2013 from EUR 825 million in 2012 as a result of KfW lowering its investments in promotional ABS and ABCP portfolios in 2013.

Commitments in KfW’s export and project finance business sector increased to EUR 13.7 billion in 2013 from EUR 13.4 billion in 2012. This growth was driven by an increase in commitments in KfW IPEX’s basic industries, power, renewables and water, maritime industries and financial institutions, trade and commodity finance sectors.

Commitments related to KfW’s promotion of developing and transition countries increased to EUR 6.7 billion in 2013 from EUR 6.2 billion in 2012. This increase was linked to an expansion of commitments under KfW Entwicklungsbank’s financial cooperation loans and a slight increase in DEG’s commitments.

Sources of Funds

The volume of funding raised in the capital markets in the full year ended December 31, 2013 totaled EUR 65.4 billion, of which 48.0 % was raised in euro, 38.8 % in U.S. dollars and the remainder in 11 other currencies. KfW has announced that it expects its volume of funding to be raised in the capital markets in 2014 to be in a range of EUR 65 billion to EUR 70 billion. The volume of funding raised in the capital markets in January 2014 amounted to EUR 10.1 billion.

Other Recent Developments

Board of Supervisory Directors

Following the September 22, 2013 German general elections, the members to the new Federal Cabinet were appointed and sworn in on December 17, 2013. These new appointments resulted in changes to KfW’s Board of Supervisory Directors — most notably as to its chairmanship, since Sigmar Gabriel succeeded Dr Philipp Rösler as the new Federal Minister for Economic Affairs and Energy and became the Chairman of the Board of Supervisory Directors for the year 2014 pursuant to the agreed year-by-year rotation between the Federal Minister of Finance and the Federal Minister of Economic Affairs and Energy. Dr Wolfgang Schäuble, who remained Federal Minister of Finance following the general elections and held the position of Chairman of the Board of Supervisory Directors in 2013, is serving as Deputy Chairman in 2014.

Airbus Group (EADS N.V.)

At the end of 2013, Gesellschaft zur Beteiligungsverwaltung GZBV mbh & Co. KG, which pools the German interests in Airbus Group (EADS N.V.) on behalf of the Federal Government, increased its equity stake in Airbus Group by acquiring approximately 1.87 million shares and as a result currently holds approximately 11% of Airbus Group’s voting rights. KfW is fully protected by the Federal Republic against any economic risks resulting from its total investment in Airbus Group.

Adjustment of Accounting Policies

In January 2014, KfW resolved to adjust its accounting policies for interest rate reductions provided in connection with its promotional loans with effect for its consolidated financial statements as of and for the year ended December 31, 2013. This adjustment involves discounting expected total charges for interest rate reductions and recording their present value as expenses on the income statement in the period in which the promotional loan commitment is made, rather than as pro rata temporis expenses on the income statement recorded over the entire term of the promotional loan. KfW expects that the implementation of this accounting adjustment will lead to a one-off charge in the amount of EUR 2.3 billion to equity as of December 31, 2012 due to its retrospective application to KfW’s existing portfolio of promotional loans.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2012	-0.5	0.3
1st quarter 2013	0.0	-0.3
2nd quarter 2013	0.7	0.5
3rd quarter 2013	0.3	0.6
4th quarter 2013	0.4	1.4

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German economy continued its moderate growth at the end of the year. Germany’s GDP increased by 0.4% after price, seasonal and calendar adjustments in the fourth quarter of 2013 compared to the third quarter of 2013. Positive contributions to this increase were made mainly by foreign trade. According to provisional calculations, the increase in exports of goods and services was substantially higher than that of imports. With respect to domestic demand, government final consumption expenditure remained at the level reported in the third quarter of 2013, whereas household final consumption expenditure decreased slightly in the same period. A positive development was recorded for fixed capital formation, which significantly increased both in machinery and equipment and in construction compared with the third quarter of 2013. However, inventories were considerably reduced, which had a negative effect on overall economic growth.

In a year-on-year comparison, economic growth accelerated in the course of the year. GDP in the fourth quarter of 2013 increased by 1.4% in calendar-adjusted terms compared to the fourth quarter of 2012.

On an annual average the German price-adjusted GDP grew by 0.4% in 2013 compared to 2012. The slow-down in the growth rate compared to 2012 (0.7%) and 2011 (3.3%), which reflects the continuing recession in some European countries and restrained growth of the global economy, was only partly offset by strong domestic demand.

In price- and calendar-adjusted terms, GDP increased by 0.5% in 2013 as a whole. This slightly higher GDP growth rate in price- and calendar-adjusted terms was due to the lower number of working days in 2013 than in 2012.

Sources: Statistisches Bundesamt, Moderate growth of the German economy in 2013, press release of January 15, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_016_811.html); Statistisches Bundesamt, Gross domestic product up 0.4% in 4th quarter of 2013, press release of February 14, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/02/PE14_048_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
January 2013	-0.5	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	-0.5	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9
August 2013	0.0	1.5
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4
January 2014	-0.6	1.3

On an annual average, consumer prices in Germany increased by 1.5% in 2013 compared to 2012. This year-on-year rate of price increases was markedly lower than in the previous two years (2012: 2.0%; 2011: 2.1%), and in all months and in the whole year of 2013, inflation rates of below 2% were reported. In 2013, the upward trend in price levels was mainly attributable to food prices. Compared with 2012, the prices of food increased by 4.4%. Energy prices rose by 1.4% in 2013 compared with 2012.

In January 2014, German consumer prices increased by 1.3% compared with January 2013 representing a continuation of the moderate price trend recorded in 2013. The moderate increase in consumer prices in January 2014 compared with January 2013 was mainly due to the downward price trend for mineral oil products (-5.2%), including heating oil (-7.1%) and motor fuels (-4.6%). Excluding mineral oil prices, the inflation rate in January 2014 would have been 1.7% compared with January 2013. Prices for electricity (2.5%) and solid fuels (2.4%), however, increased in January 2014 compared with January 2013. Energy prices overall decreased by 1.8% in January 2014 compared with January 2013. Above average price increases were observed for food (3.6%). Prices for goods in general (0.8%) rose less than prices for services (1.9%).

Compared with December 2013, consumer prices in January 2014 decreased by 0.6% mainly due to seasonal factors, such as price decreases for package holidays (-17.3%) and air tickets (-4.1%) as well as discounts on clothing (-4.8%) and footwear (-3.3%).

Sources: Statistisches Bundesamt, Consumer prices in 2013: +1.5% on 2012, press release of January 16, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_017_611.html); Statistisches Bundesamt, Consumer prices in January 2014: +1.3% on January 2013, press release of February 13, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/02/PE14_047_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4
April 2013	5.3	5.4
May 2013	5.2	5.3
June 2013	5.4	5.3
July 2013	5.3	5.3
August 2013	5.0	5.3
September 2013	5.1	5.2
October 2013	5.1	5.2
November 2013	5.0	5.1
December 2013	4.9	5.1

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 258,000 persons, or 0.6%, from December 2012 to December 2013. Compared to November 2013, the number of employed persons in December 2013 increased by approximately 23,000, or 0.1%, after adjustment for seasonal fluctuations.

In December 2013, the number of unemployed persons decreased by approximately 146,000, or 6.3%, compared to December 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2013 decreased by 0.9% to 2.16 million compared to November 2013.

Sources: Statistisches Bundesamt, 42 million persons in employment at the end of 2013, press release of January 30, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_032_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to December 2013	January to December 2012
Foreign trade	198.9	189.8
Services	-0.2	-2.9
Factor income (net)	67.5	64.4
Current transfers	-39.1	-36.8
Supplementary trade items	-26.1	-27.3

Current account	201.0	187.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in 2013: –0.2% on 2012, press release of February 7, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/02/PE14_040_51.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, the general government) recorded a net borrowing of EUR 1.7 billion in 2013. Compared with 2012, both the Federal Government and state governments as a whole reduced their deficits again, whereas the municipalities and social security funds collectively achieved a surplus, as they did in 2012 and 2011. When measured as a percentage of the GDP at current prices, the deficit ratio of the general government was -0.1%. The general government thus achieved a virtually balanced budget in 2013.

Source: Statistisches Bundesamt, Moderate growth of the German economy in 2013, press release of January 15, 2014

(https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_016_811.html).

Other Recent Developments

EU Economic Governance

Within the framework of the macroeconomic imbalance procedure established in 2011, the European Commission published an Alert Mechanism Report on November 13, 2013, which noted the current account surplus observed in Germany. Following publication of the report, an in-depth review process was initiated on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. The results of this review are expected to be published in spring 2014.

Source: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2014 dated November 13, 2013 (http://ec.europa.eu/europe2020/pdf/2014/amr2014_en.pdf).

Financial Assistance to Euro Area Member States

In November 2013, the Irish government announced its decision not to request successor financial assistance, and the financial assistance program for Ireland expired as planned in December 2013. Under this program, a total of EUR 67.5 billion had been made available for Ireland since 2011 from the European Financial Stabilisation Mechanism, the European Financial Stability Facility, the International Monetary Fund and bilateral loans.

Source: European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm); Eurogroup, Statement by the Eurogroup on Ireland, press release of November 14, 2013 (http://www.eurozone.europa.eu/newsroom/news/2013/11/statement-by-the-eurogroup-on-ireland/).

On December 31, 2013, the financial assistance program of the European Stability Mechanism (“ESM”) for Spain expired. Since the program started in December 2012, the ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. The ESM announced that Spain will not request any follow-up assistance from the ESM.

Source: European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013

(http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI
	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
	Name:	Jürgen Köstner
	Title:	Vice President

Date: February 14, 2014